Mr. Neil Brodsky
                                                          CEO
                                                          Ave. A Corp.
                                                          609 Deep Valley Drive
                                                          Palos Verdes, CA 90274
                                                          (310) 265 - 4423

                                                          June 2, 2000


Mr. Robert Hall
United States Securities and Exchange Commission
Washington D.C. 20549
(202) 942-1785
(202) 942-9527 (fax)

Re: Ave. A Corporation
Form SB-2
SEC File No. 333-94419
Filed on January 11, 2000

Dear Mr. Hall:

Please immediately withdraw the Ave. A Corporation SB-2 filing (SEC File No. 333-94419). Due to a trademark conflict regarding our name we are submitting this withdrawal request. We plan to re-file a new Form SB-2 as soon as possible with a new name and would appreciate if you could see to it that the same individuals that commented on our Ave. A Corporation submission reviews our new filing.

Thank you for your prompt attention to this matter.

Sincerely,



Neil Brodsky